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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                           (Name of Subject Company)

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $.00l per share
                         (Title of Class of Securities)

                                   674424106
                     (CUSIP Number of Class of Securities)

                            Philip N. Cardman, Esq.
                 Vice President, General Counsel and Secretary
                      Objective Systems Integrators, Inc.
                              101 Parkshore Drive
                            Folsom, California 95630
                                 (916) 353-2400
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                            Charles S. Farman, Esq.
                            Morrison & Foerster LLP
                          400 Capitol Mall, 23rd floor
                          Sacramento California 95814
                                 (916) 448-3200

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Item 1. Subject Company Information.

   (a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Objective Systems Integrators, Inc., a Delaware corporation ("OSI" or the "Company"). The address of the principal executive offices of the Company is 101 Parkshore Drive, Folsom, California 95630; telephone number:
(916) 353-2400.

   (b) Securities. The title of the classes of equity securities to which this
Schedule 14D-9 relates is the common stock, par value $.001 per share, of the Company (the "Common Stock" or the "Shares"). As of December 1, 2000, there were 37,609,227 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

   (a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

   (b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Tahoe Acquisition Corp., a Delaware corporation ("Merger Sub"), and a wholly-owned subsidiary of Agilent Technologies, Inc. ("Parent" or "Agilent"), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated December 6, 2000 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $17.75 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which as amended or supplemented from time to time, together constitute the "Offer").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 24, 2000 (the "Merger Agreement"), among Merger Sub, Parent and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger") and each share of Common Stock then outstanding will be converted into the right to receive the Offer Price, without interest. The Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 is summarized in the Section of
Item 3, below, entitled "The Merger Agreement" and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of Parent are located at 395 Page Mill Road, Palo Alto, California 94303-0870; telephone number: (650) 752-5000. The principal executive offices of Merger Sub are located at the same address.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Except as set forth in this Item 3, or as incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Merger Sub, its executive officers, directors or affiliates.

   Lawrence F. Fiore, the Chief Financial Officer of the Company, entered into a Severance Agreement in December of 1999. This agreement provides, inter alia, for the payment of severance compensation in an amount equal to his compensation for 24 months, payment of 100% of Company-paid benefits for up to 24 months and full vesting of all options he holds before termination, each as a result of a Change in Control, as defined in the Severance Agreement. Options are exercisable and will remain exercisable for 12 months after termination and for 24 months if the termination results from disability, but in no event longer than the orginal term of the option.

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   Bud J. Mullanix, the Vice President, Human Resources of the Company, entered into a Severance Agreement in March of 1999. This agreement provides, inter alia, for the payment of severance compensation in an amount equal to his compensation for 12 months, payment of 100% of Company-paid benefits for up to 12 months and full vesting of all options he holds before termination, each as a result of a Change in Control, as defined in the Severance Agreement. Options are exercisable and will remain exercisable for 12 months after termination and for 24 months if the termination results from disability, but in no event longer than the orginal term of the option.

   Roger A. Hosier, Vice President and Chief Technology Officer of the Company, entered into a Severance Agreement in December of 1999. This agreement provides, inter alia, for the full vesting of all options he holds before termination, as a result of a Change in Control, as defined in the Severance Agreement. Options are exercisable and will remain exercisable for 12 months after termination and for 24 months if the termination results from disability, but in no event longer than the original term of the option.

   The Severance Agreements are filed as exhibits to the Company's Form 10-K for the fiscal year ended June 30, 2000.

   Mr. Fiore and Mr. Dan D. Line, Senior Vice President, Worldwide Sales and Operations of the Company, have also each entered into employment agreements with the Company. Mr. Fiore's employment agreement provides for a single payment equal to one year's salary upon termination without cause, provided Mr. Fiore enters into a standard release and termination agreement. Mr. Line's employment agreement provides for two years of continuing salary if termination is without cause.

   Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement of the Company attached to this
Schedule 14D-9 as Schedule I (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Merger Sub's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

The Merger Agreement

   The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed with the Securities and Exchange Commission (the "SEC") as an exhibit to the Schedule TO and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement. The Merger Agreement may be examined, and copies obtained, as set forth in Section 8 of the Schedule TO.

   The Offer. The Merger Agreement provides that Parent will cause Merger Sub to commence the Offer and that upon the terms and subject to prior satisfaction or waiver (to the extent permitted to be waived) of the conditions of the Offer, as promptly as practicable after expiration of the Offer, Parent will cause Merger Sub to accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Merger Sub is obligated to accept for payment and pay for pursuant to the Offer.

   Subject to the terms of the Merger Agreement and applicable rules and regulations of the SEC, Merger Sub expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares or to amend the Offer as to any Shares not then paid for, on the occurrence of any of the conditions of this Offer described below, and (ii) to waive any condition and to set forth or change any other term and condition of the Offer, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof; provided that, Merger Sub will not, without the prior written consent of the Company (i) decrease the price per Share, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) impose any

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additional conditions to the Offer or broaden the scope of the conditions to the Offer, (v) extend the Offer except as provided below, (vi) amend or waive the Minimum Condition (as defined below) or (vii) amend any other terms of the Offer in a manner adverse to the holders of the Shares.

   Conditions to the Offer. The obligation of Merger Sub to accept for payment and to pay for any Shares tendered (and the obligation of Parent to cause Merger Sub to accept for payment and to pay for any Shares tendered) shall be subject to the condition that each of (A) a majority of Shares on a fully-diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested Company Stock Options (as defined below) and unvested Company Stock Options that vest prior to January 31, 2001 (but excluding any Shares held by the Company or any of its subsidiaries) and (B) a majority of those Shares not held by persons who have executed Tender and Voting Agreements (the "Tender Agreement") be validly tendered (but excluding any Shares held by Parent, Merger Sub or their respective affiliates) (collectively, the "Minimum Condition").

   In addition, Parent is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Parent's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") or any the applicable requirements of antitrust or competition laws and regulations of foreign governmental entities has not expired or terminated (the "Antitrust Condition"), (ii) the Minimum Condition has not been satisfied or
(iii) at any time on or after November 24, 2000 and before the time of acceptance for payment for any such Shares, any of the following events shall occur or shall be determined by Parent to have occurred:

     (a) there shall be threatened or pending any suit, action or proceeding by any governmental entity against Parent, Merger Sub, the Company or any subsidiary of the Company (i) seeking to prohibit or impose any material limitations on Parent's or Merger Sub ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Parent, Merger Sub or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Parent or Merger Sub of any Shares under the Offer or pursuant to the Tender Agreements, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Tender Agreements (including the voting provisions thereunder), or seeking to obtain from the Company, Merger Sub or the Parent any damages that are material in relation to the Company and its subsidiaries taken as a whole, (iii) seeking to impose material limitations on the ability of Merger Sub, or render Merger Sub unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger or (iv) seeking to impose material limitations on the ability of the Parent or Merger Sub effectively to exercise full rights of ownership of the Shares, including, without limitation, the right, to vote the Shares purchased by it on all matters properly presented to the Company's stockholders;

     (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a government entity, to the Offer or the Merger, or any other action shall be taken by any governmental entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

     (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE or in the Nasdaq, for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a declaration of war by the United States or

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  (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (d) there shall have occurred and be continuing any Material Adverse Effect (as defined below) with respect to the Company;

     (e) if, prior to the Effective Time: (i) the Board or any committee thereof shall have approved or recommended to Company stockholders any Acquisition Proposal (as defined below); (ii) the Board or any committee thereof shall for any reason have withdrawn or shall have amended or modified the Recommendation (as defined below) in a manner adverse to the Parent; (iii) the Company shall have failed to include the Recommendations in the Offer Documents or the Schedule 14D-9; (iv) the Company shall have breached the provisions of the Merger Agreement limiting the solicitation of third-party acquisition proposals; or (v) an Acquisition Proposal shall have been commenced or otherwise publicly announced by a person unaffiliated with the Parent, and the Company shall not, within 10 business days after such commencement or public announcement, publicly recommended to the Company's stockholders rejection of such Acquisition Proposal;

     (f) any of the representations and warranties of the Company set forth in the Merger Agreement shall fail to be true and correct or as of the date of the Merger Agreement or as of the scheduled expiration of the Offer, to an extent that would entitle Parent to terminate the Merger Agreement pursuant to Section 8.1(b)(iv)(A) thereof (disregarding for this purpose the notice and cure provisions thereof);

     (g) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger; or

     (h) the Merger Agreement shall have been terminated in accordance with its terms which in the reasonable good faith judgment of Parent or Merger Sub, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Merger Sub) giving rise to such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

   The foregoing conditions are for the sole benefit of Parent and Merger Sub. Other than the Minimum Condition, these conditions may be waived by Parent or Merger Sub, in whole or in part at any time and from time to time in the sole discretion of Parent or Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. All conditions to the Offer, other than the Antitrust Condition, will be satisfied or waived prior to the Expiration Date.

   Merger Sub may (i) from time to time extend the Offer, if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; (iii) if the number of Shares tendered pursuant to the Offer is less than 90% of the outstanding Shares but at least 80% of the outstanding Shares, extend the Offer for any reason on one or more occasions for an aggregate period of not more than ten (10) business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if on such expiration date there shall not have been tendered (and not properly withdrawn) at least 90% of the outstanding Shares; or (iv) include a Subsequent Offering Period (as such term is defined in Rule 14 d-1 under the Exchange Act) to the Offer for a period up to twenty (20) business days.

   If one or more conditions are not satisfied and none of the conditions described in paragraphs (b), (d), (e) or (h) above have occurred and are continuing at the time of any scheduled expiration date of the Offer, then, provided that such conditions are reasonably capable of being satisfied in Parent and Merger Sub's reasonable judgment, Merger Sub will, at the request of the Company, extend the Offer from time to time unless any such condition is no longer reasonably capable of being satisfied or any such event has occurred. Notwithstanding this, in no event is Merger Sub required to extend the Offer beyond January 31, 2001.

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   Upon the terms and subject to the conditions of the Offer (including if the
Offer is extended or amended, the terms and conditions of any such extension or amendment), Merger Sub will accept for payment, and will pay for, all Shares validly tendered and not withdrawn promptly after the expiration of the Offering Period. If there is a Subsequent Offering Period, all Shares tendered during the Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered.

   Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. In the case of an extension, such an announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other public announcement.

   Stockholder Approval. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company; provided, however that unless the Merger is consummated in accordance with the short-form merger provisions under the Delaware General Corporation Law (the "DGCL") described above (in which case no action by the stockholders of the Company will be required to consummate the Merger), the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares will be required.

   Conditions to the Merger. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the fulfillment of certain conditions set forth in the Merger Agreement, including (i) if required by applicable law, the approval of the Merger by the holders of a majority of the outstanding shares of each class of the Company entitled to vote on the Merger, in accordance with applicable law and the Certificate of Incorporation and Bylaws of the Company, (ii) the purchase by Merger Sub (or the Parent) of Shares pursuant to the Offer, and (iii) there being no statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any court or other Governmental Entity (as defined in the Merger Agreement) of competent jurisdiction in effect which prohibits consummation of the Merger.

   Termination of the Merger Agreement. According to its terms, the Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the stockholders of the Company by the mutual consent of Parent and the Company. The Merger Agreement may be terminated by either the Company or Parent, if:

  . the Offer shall have expired or been terminated without Parent or Merger Sub having accepted for exchange any Shares pursuant to the Offer, provided, however, that Parent and Merger Sub shall not be permitted to terminate the Merger Agreement pursuant to this provision if the Offer is terminated or expires without Shares having been accepted for exchange as a result of a breach by Parent or Merger Sub under the Merger Agreement (a "Non-Tender Termination").

  . the Offer has not been consummated on or before January 31, 2001; provided, however, that this right to terminate pursuant to this provision shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in the failure of the Offer to have been consummated on or before such date and such action or failure to act constitutes a material breach of the Merger Agreement (an "End-Date Termination").

  . there shall be any applicable law or regulation that makes consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining the Company or Parent from consummating the Merger is entered and such judgment, injunction, judgment or order shall have become final and nonappealable.

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  .  prior to the date on which the Parent's designees are appointed to the
     Board (A) any of the representations and warranties of a party set forth in the Merger Agreement shall not be true and correct in all respects (unless such failures to be true and correct, without giving effect to any materiality or material adverse effect qualifications or exceptions contained therein, do not, or could not reasonably be expected to, constitute a Material Adverse Effect (as defined below) with respect to the Company), in each case (i) as of the date referred to in any representation or warranty which addresses matters as of a particular date, or (ii) as to all other representations and warranties of the other party, as of the date of the Merger Agreement and as of the scheduled expiration of the Offer, or (B) the other party shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of such party to be performed or complied with by it under the Merger Agreement; provided, however, that such inaccuracy or failure to perform has not been or is incapable of being cured by such other party within 30 days following receipt by the terminating party of notice of such inaccuracy or failure to perform.

   For the purpose of the Merger Agreement, "Material Adverse Effect" means any change or effect that, individually or when taken together with all other such changes or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of such entity and its subsidiaries, taken as a whole, or on the ability of such entity to consummate the Offer or the Merger, but other than those adverse effects occurring directly and primarily as a result of (i) the execution and public announcement of the Merger Agreement, the pendency of the Merger Agreement or the consummation of the transactions contemplated hereby (including, without limitation, loss of customers, vendors, suppliers or employees directly and primarily resulting therefrom) or (ii) general market or industry conditions (including, without limitation, any change in trading prices of the Company's outstanding publicly-traded equity securities resulting from the events described in clauses (i) and (ii) above).

   The Company may terminate the Merger Agreement if the Offer has not been commenced by the Parent or Merger Sub on or prior to ten (10) business days following the date of the initial public announcement of the Offer, provided, that the Company may not terminate the agreement if the Company is in material breach of the Merger Agreement.

   The Parent may terminate the Merger Agreement if a Triggering Event occurs. A "Triggering Event" is deemed to have occurred if, prior to the Effective
Time: (i) the Board or any committee thereof shall have approved or recommended to the Company stockholders any Acquisition Proposal, (ii) the Board or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its recommendation in favor of the Offer, the adoption and approval of the Agreement or the approval of the Merger (the "Recommendations"), (iii) the Company shall have failed to include the Recommendations in the Offer Documents or the Schedule 14D-9, (iv) the Company shall have breached the provisions of the Merger Agreement relating to restrictions on soliciting any third-party acquisition proposal, or (v) an Acquisition Proposal shall have been commenced or otherwise publicly announced by a person unaffiliated with Parent, and the Company shall not, within 10 business days after such commencement or public announcement, publicly recommend to the Company's stockholders rejection of such Acquisition Proposal (a "Triggering Event Termination").

   An "Acquisition Proposal" is defined under the Merger Agreement to mean any expression of interest, offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. "Acquisition Transaction" means any transaction or series of related transactions other than the transactions contemplated by the Merger Agreement involving: (A) any acquisition or purchase from the Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially

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owning 15% or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of the Company, or (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company.

   Fees and Expenses. In general, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses whether or not the Merger is consummated. Nonetheless, Parent and the Company have agreed to share equally all fees and expenses, other than attorneys' and accountants fees and expenses, in relation to the printing, filing and mailing of the Schedule TO and the
Schedule 14D-9 and any amendments or supplements thereto.

   In addition, if the Merger Agreement is terminated by Parent or the Company, as applicable, prior to the Effective Time because of a Non-Tender Termination, an End-Date Termination or a Triggering Event Termination, the Company shall promptly, but in any event no later than two days after the date of such termination, pay Parent a fee equal to $22,600,000 in immediately available funds (the "Termination Fee"); provided, that in the case of a Non-Tender Termination or an End-Date Termination prior to which no Triggering Event has occurred, (i) such payment shall be made only if (A) following the date of the Merger Agreement and prior to the termination of the Merger Agreement, any Acquisition Proposal shall have been publicly announced or shall have become publicly known, and (B) within 12 months following the termination of the Merger Agreement, either a Company Acquisition (as defined below) is consummated, or the Company enters into an agreement providing for a Company Acquisition and such Company Acquisition is later consummated, and (ii) such payment shall be made promptly, but in any event no later than two days after the consummation of such Company Acquisition.

   For the purposes of the Merger Agreement, "Company Acquisition" means any of the following transactions (other than the transactions contemplated by the Merger Agreement): (i) a sale or other disposition by the Company of a business or assets representing 40% or more of the consolidated net revenues, net income or assets of the Company immediately prior to such sale, (ii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing 40% or more of any class of equity securities of the Company, or (iii) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (other than a transaction in which the Company is the Parent and in which the current Company stockholders retain more than 60%, directly or indirectly, of the surviving or successor corporation); it being understood that a widely distributed offering of Common Stock shall not constitute a Company Acquisition.

   Acquisition Proposal. The Merger Agreement provides that neither the Company nor its subsidiaries will, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, induce or knowingly encourage the making, submission or announcement of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction. Nevertheless, the Company, the Board (or any duly appointed and empowered committee thereof and any director of the Company are not prohibited from (i) complying with Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act with regard to a tender or exchange offer not made after a violation of the Merger Agreement's non-solicitation provisions, (ii) making such disclosures to the Company's stockholders as in the good faith judgment of the Board (or a committee thereof), after consultation with its outside legal counsel, is required under applicable Law or (iii) in response to an unsolicited, bona fide written Acquisition Proposal that the Board (or a committee thereof) concludes in good faith constitutes a Superior Proposal (as defined below), engaging in discussions or participating in negotiations with and furnishing information to the party making such Acquisition Proposal to the extent (A) the Board determines in good faith after consultation with its outside legal counsel that its fiduciary obligations under applicable Law require it to do so, (B) (x) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such party, the Company gives Parent written notice of the Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such party and (y) the Company receives from such party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such party by or on behalf of the Company, and (C) contemporaneously with furnishing any such nonpublic information to such party, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent).

   A "Superior Proposal" is an Acquisition Proposal relating to the acquisition (by means of any of the structural means described in clauses (A) or (B) of the definition of Acquisition Transaction) of a majority of the outstanding voting securities, or all or substantially all of the assets, of the Company with respect to which (A) if any cash consideration is involved, no financing contingency exists or the Company Board shall have concluded in good faith (after consultation with the Company's financial advisors) that the acquiring party is reasonably likely to obtain any necessary financing, and (B) the Company Board shall have concluded in good faith that the proposed Acquisition Transaction provides greater value to the stockholders of the Company than the Offer and the Merger (based upon the advice of the Company's financial advisors).

   The Company and its subsidiaries have agreed to cease any and all activities, discussions or negotiations with any parties conducted prior to the signing of the Merger Agreement with respect to any Acquisition Proposal.

   Covenants; Representations and Warranties. The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

   Amendment of the Merger Agreement. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties to the Merger Agreement may modify or amend the Merger Agreement by written agreement executed and delivered by duly authorized officers of the respective parties. However, if any of Parent's designees have been appointed to the Board, a majority of the Company's current Board members that are still serving on the Board will be required to approve any such amendment.

   Treatment of Options. The Merger Agreement provides that, at the Effective Time, each outstanding option to purchase shares of Common Stock (each, a "Company Stock Option") under the Company Option Plans (as defined in the Merger Agreement), whether or not vested, will by virtue of the Merger be substituted with an equivalent option under Parent's option plan. Each Company Stock Option so substituted by Parent under the Merger Agreement will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Effective Time multiplied by the product of that fraction of a share of common stock, $0.01 par value per share, of Parent (the "Parent Common Stock") obtained by dividing $17.75 by the average of the closing prices of Parent's Common Stock as quoted on the New York Stock Exchange ("NYSE") for the five (5) trading days immediately preceding the closing date (the "Exchange Ratio"), rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such substituted Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of the Common Stock at which such Company Stock

Option was exercisable immediately prior to the Effective Time by the product of the Exchange Ratio, rounded up to the nearest whole cent. Parent shall comply with the terms of all such substituted Company Stock Options and use its best efforts to ensure, to the extent required by, and subject to the provisions of, the Company Option Plans and permitted under the Internal Revenue Code of 1986, as amended (the "Code") that any Company Stock Options that qualified for tax treatment under Section 424(b) of the Code prior to the Effective Time continue to so qualify after the Effective Time.

   Treatment of Employee Stock Purchase Plan. Under the Merger Agreement, the Company agrees that it shall take such actions as is necessary (i) to provide that the shares of the Common Stock to be purchased under the Company Employee Stock Purchase Plan shall be purchased under the Company Employee Stock Purchase Plan on a "New Exercise Date" (as such term is defined in the Company Employee Stock Purchase Plan) set by the Board, which New Exercise Date shall be on the last trading day immediately prior to the Effective Time, and (ii) to provide that immediately following such purchase of shares of the Common Stock the Company Employee Stock Purchase Plan shall terminate.

   Treatment of 401(k) Plan. The Merger Agreement provides that the Company shall terminate, effective as of the day immediately preceding the Effective Time, any and all 401(k) plans unless Parent provides notice to the Company that such 401(k) plan(s) shall not be terminated.

   Treatment of Benefit Plans; Credit for Past Service. Parent shall cause Merger Sub and the Surviving Corporation to provide employees of the Company and its Subsidiaries with benefits (including welfare benefits) that are substantially similar as it provides to its similarly-situated employees. To the extent that service is relevant for eligibility, vesting or allowances (including flexible time off) under any plan, program or arrangement of the Merger Sub and/or Surviving Corporation, then Parent shall ensure that such plan, program or arrangement shall credit employees for service prior to the Effective Time with the Company and its Subsidiaries; provided, however, no such service shall be credited for any purpose under Parent's pension plan and Parent's retiree health plan. Parent, Merger Sub or the Surviving Corporation reserve the right to terminate employment or change the place of work, responsibilities, status or description of any employee or group of employees as the Parent, Merger Sub or Surviving Corporation may determine in its discretion.

   Indemnification of Officers and Directors. The Merger Agreement provides that from and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers in effect immediately prior to the Effective Time (the "Indemnified Parties") and any indemnification provisions under the Company's Certificate of Incorporation and Bylaws (the "Company Charter Documents") as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law.

   For a period of six (6) years after the Effective Time, Parent will cause to be maintained in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Company's directors' and officers' liability insurance policy with respect to claims arising from or related to facts or events which occurred at or before the Effective Time in an amount and on terms comparable to those applicable to the current directors and officers of the Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend an annual premium for such coverage in excess of 150% of the annual premium currently paid by the Company; provided, further, that if the premium for such coverage exceeds such amount, Parent and/or the Surviving Corporation shall purchase a policy with the greatest coverage available for 150% of the annual premium currently paid by the Company.

   Composition of the Board of Directors and Committees. Promptly upon the purchase by Merger Sub of Shares pursuant to the Offer and from time to time thereafter, if the Minimum Condition has been met, and subject to the conditions described in this paragraph, Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to the product of
(x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to this provision) and (y) the percentage that such number of Shares so purchased bears to the total number of outstanding Shares. Upon request by Parent, the Company shall use its best efforts to, promptly, at the Company's election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable Parent's designees to be elected to the Board and to cause Parent's designees to be so elected. At such times, the Company shall use its best efforts to cause the individuals designated by Parent to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board of directors. Notwithstanding the foregoing, the Company shall use its best efforts to ensure that two of the members of the Board as of the date hereof (the "Continuing Directors") shall remain members of such Board until the Effective Time. If a Continuing Director resigns from the Board, Parent, Merger Sub and the Company shall permit the remaining Continuing Director or Directors to appoint the resigning Director's successor who shall be deemed to be a Continuing Director. The Company's obligation to appoint designees to the Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

   Following the date of the election or appointment of Parent's designees to the Board pursuant to the Merger Agreement (the "Appointment Date") and prior to the Effective Time, if there shall be any Continuing Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub or any waiver of any of the Company's rights hereunder or any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement, will require the concurrence of a majority of such Continuing Directors.

   Appraisal Rights. The holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time will have certain rights pursuant to the provisions of
Section 262 of the DGCL ("Section 262") to demand appraisal of their Shares. Under Section 262, stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

   The foregoing summary of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section 262. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

   Rule 13e-3. The Merger would have to comply with any applicable U.S. federal law operative at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. In the Schedule TO, Merger Sub has represented that it does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders prior to consummation of the Merger.

Tender Agreement

   On November 24, 2000, Tom L. Johnson and Richard G. Vento, Co-Chairmen and Co-Chief Executive Officers of the Company, on behalf of themselves and entities of which they are managing members, Lana

Vento, wife of Richard G. Vento, on behalf of herself and an entity of which she is managing member, Donna Johnson, wife of Tom L. Johnson on behalf of herself, and William Bailey, on behalf of entities of which he is managing member (each, a "Stockholder") entered into a Tender and Voting Agreement with Merger Sub and Parent (the "Tender Agreement"). Pursuant to the Tender Agreement, among other things, each Stockholder:

     (i) agreed to tender the Shares held by the Stockholder into the Offer promptly, and in any event no later than the tenth business day following the commencement of the Offer pursuant to the Merger Agreement, and not to withdraw any Shares so tendered unless the Offer is terminated or has expired or the Merger Agreement is terminated.

     (ii) agreed, other than a transfer of Shares to a spouse, ancestor, descendant or a trust for any of their benefit, not to (a) transfer or consent to any transfer of, any or all of the Shares; (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein; (c) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the Shares; (d) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares; or (e) take any other action that would in any way restrict, limit or interfere with the performance of the Stockholder's obligations under the Tender Agreement or the transactions contemplated thereby.

     (iii) granted to, and appointed, Parent or its nominee, its proxy and attorney-in-fact (with full power of substitution), for and in the name, place, and stead of the Stockholder, to vote the Shares, or grant a consent or approval in respect of the Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger, and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any Acquisition Proposal.

     (iv) agreed from and after the date of the Tender Agreement until the Effective Time or termination of the Merger Agreement not to, and not to authorize or permit any of the Stockholder's affiliates or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (a) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal,
  (b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (c) engage in discussions with any person with respect to any Acquisition Proposal,
  (d) approve, endorse or recommend any Acquisition Proposal or (e) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction.

   The terms "Acquisition Proposal" and "Acquisition Transaction" have the meanings given to those terms in the Merger Agreement and are set forth under the section of this Item 3, above, entitled "The Merger Agreement".

   Based on 37,609,227 shares of Common Stock outstanding on December 1, 2000, the 20,360,546 Shares held by the Stockholders in the aggregate represent approximately 54% of the total outstanding Common Stock.

   The Tender Agreement and the proxies delivered in connection with the Tender Agreement terminate upon the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

   The summary set forth herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Tender Agreement, a copy of which is attached as Exhibit A to the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9, and is incorporated by reference in its entirety.

Offer Letters

   Pursuant to letters dated December 4, 2000, (each an "Offer Letter"), Parent has offered employment to certain employees of the Company. Each such offer is contingent upon the successful closing of the proposed acquisition. Certain terms of the Offer Letters are summarized below, however, each description is qualified in its entirety by such Offer Letters, which are attached hereto as Exhibit(e)(4).

   Jeff Boone. Mr. Boone's Offer Letter provides for an annual base salary of $200,000 and he has been offered an option to purchase 4,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will honor Mr. Boone's Severance Agreement, including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock.

   Phil Cardman. Mr. Cardman's Offer Letter provides for a temporary position, not to exceed two months. Mr. Cardman's monthly base salary will be $20,000.

   Larry Fiore. Mr. Fiore's Offer Letter provides for a temporary position, not to exceed six months. Mr. Fiore's base monthly salary will be $18,500.

   Roger Hosier. Mr. Hosier's Offer Letter provides for an annual salary of $170,000 and he has been offered an option to purchase 3,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will honor Mr. Hosier's Severance Agreement, including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock.

   Bud Mullanix. Mr. Mullanix's Offer Letter provides for an annual salary of $150,000 and he has been offered an option to purchase 3,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will honor Mr. Mullanix's Severance Agreement, including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock.

   Jim Olsen. Mr. Olsen's Offer Letter provides for an annual salary of $225,000 and he has been offered an option to purchase 30,000 shares of Parent Common Stock, subject to customary vesting. In addition, Parent will honor Mr. Olsen's Severance Agreement, including the treatment of his outstanding Company Stock Options, which will be converted into options to purchase Parent Common Stock.

   For a description of the Severance Agreements referenced above, please see the description thereof in this Item 3 above and in the Information Statement attached as Schedule I hereto, under the heading "Employment Contracts and Change-in-Control Arrangements."

Item 4. The Solicitation or Recommendation.

 (a) Recommendation.

   At the meeting of the Board held on November 24, 2000, the Board by unanimous vote of the directors, (1) determined the Offer and the Merger were fair to, and in the best interests of, the Company's stockholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) recommended that the Company's stockholders accept the Offer and tender their Shares thereunder and approve and adopt the Merger Agreement.

   A press release announcing the commencement of the Offer and a letter to the stockholders communicating the Board's recommendation are filed herewith as Exhibits (a)(1)(H) and (a)(2), respectively, and are incorporated by reference herein in their entirety.

 (b) Reasons.

Background of the Offer

   In early 2000, the Board began to evaluate the strategic direction of the Company in light of certain factors, including the Company's business and operations, the position of the Company in its target market, and the rapid consolidation that was taking place within the telecommunications industry. Among the alternatives considered by the Board at that time were for the Company to pursue a series of strategic business acquisitions, merge or otherwise combine with a larger partner with well-established channels of distribution into the Company's target market, or enter into some other form of business combination with a strategic partner or partners.

   On February 18, 2000, the Company engaged Gerard Klauer Mattison & Co., Inc. ("GKM") to act as its financial advisor in connection with possible acquisitions by the Company, acquisitions of the Company or other business combinations involving the Company. In early April of 2000, a member of the GKM investment banking team covering the Company left GKM to join Adams Harkness & Hill, Inc. ("AHH"). As a result, on April 11, 2000, the Company, GKM and AHH entered into an engagement letter under which the parties agreed that AHH and GKM would both provide the Company with financial advisory services.

   Between April and July of 2000, GKM or AHH contacted approximately 70 possible strategic partners and engaged in further preliminary discussions with over 30 companies that had expressed an interest in a business combination with the Company, including a large telecommunication equipment provider ("Bidder A") and Agilent. Of the over 30 companies who initially expressed interest in a possible business combination with the Company, seven (including Bidder A and Agilent) engaged in further discussions with the Company. During this time period, GKM and AHH provided the Board and the Company's senior management with periodic updates as to the results of these contacts. The Company and Bidder A entered into a Non-Disclosure Agreement on April 28, 2000.

   On July 28, 2000, representatives of AHH presented the Board with a report on the services that they had provided to date, the status of AHH's preliminary discussions with Bidder A, Agilent and certain other potential strategic partners, and various strategic alternatives available to the Company. At this meeting, the Board determined to form a special committee composed of three non-management directors (the "Special Committee"). The Board authorized the Special Committee to pursue a possible business combination involving the Company and to review, evaluate and negotiate the proposed structure, price and terms of such a transaction. The Board also authorized the Special Committee to recommend a possible business combination involving the Company to the Board if the Special Committee believed such proposal would be in the best interests of the Company and its stockholders.

   At its initial meeting on August 15, 2000, the Special Committee authorized AHH to pursue further discussions with various potential strategic partners. The Special Committee also authorized one of its members to contact an officer of Bidder A to discuss a possible strategic transaction.

   From mid-August to October of 2000, the Special Committee held a number of meetings at which AHH and GKM reported on the status of their discussions with potential strategic partners, including their discussions with Bidder A and its financial advisors.

   In August 2000, Bidder A conducted a due diligence investigation of the Company. Following this investigation and other meetings between representatives of Bidder A and the Company, on August 31, 2000, Bidder A delivered to the Special Committee a non-binding indication of interest relating to an acquisition of the Company by Bidder A. AHH provided the Special Committee with their analysis of the proposed price, structure, terms and conditions of the proposed offer. Following discussion, the Special Committee determined that the economic terms in the non-binding indication of interest were not in the best interests of the Company and its stockholders. The Special Committee directed AHH to pursue further discussions with the financial advisors for Bidder A and other potential strategic partners.

   At a meeting of the Special Committee on September 6, 2000, AHH reported that it had not received any further indication from Bidder A as to its willingness to increase its proposed price. AHH also reported that Agilent had expressed renewed interest in the possibility of a business combination with the Company. On September 18, 2000, the Company entered into a Confidential Disclosure Agreement with Agilent. From mid-September to late-October, members of Agilent's management and technical organization had numerous meetings and telephonic conferences with Company representatives. These meetings included demonstrations of the Company's products, a tour of the Company's facilities, discussions regarding business plans, customers, and strategies of the respective companies, and the perceived benefits resulting from a combination of their businesses.

   On September 25, 2000, at a meeting between representatives of Bidder A and certain members of the Special Committee, Bidder A expressed a potential interest in acquiring the Company at a per share price that was higher than it had proposed in its August 31 indication of interest. At that time, representatives of Bidder A indicated that they would provide a written non-binding proposal to the Special Committee. From late

September through the first week of October, Bidder A continued its due diligence investigation of the Company through a number of meetings at the Company's offices. Bidder A never delivered a written proposal to the Company with respect to the acquisition of the Company at the per share price discussed at the September 25, 2000 meeting.

   In mid October 2000, Bidder A orally indicated to AHH and certain members of the Special Committee that it still might be interested in pursuing an acquisition of the Company, but at a price substantially below the last price that had been discussed on September 25, 2000.

   The Special Committee had several meetings in late October in which it discussed the strategic options that might be available to the Company. From October 30, 2000 through November 1, 2000, a member of the Company's senior management team, AHH and senior members of Agilent's Communications Management Solutions Business Unit met in the United Kingdom to discuss the Company's business strategies, possible synergies in the respective companies product offerings and possible valuations of the Company.

   At a Special Committee meeting on November 2, 2000, AHH reported on the current status of its ongoing discussions with Agilent and Bidder A, as well as certain other potential strategic partners. AHH also reported on its analysis of the price and other terms of the potential transaction that had been proposed by Bidder A. The Special Committee authorized AHH to pursue further discussions with Bidder A. On November 2, 2000 and November 3, 2000, Agilent continued its on-site and off-site due diligence investigation of the Company.

   On November 8, 2000, Agilent delivered to AHH a non-binding indication of interest for the acquisition of the Company at a price of $14.50 per share, which was higher than Bidder A's last proposal. This letter also stated that Agilent was prepared to offer up to 50% of the consideration in Agilent stock.

   On November 9, 2000, the Special Committee met to discuss its ongoing negotiations with Bidder A and Agilent and instructed AHH to obtain a more definitive proposal from each party.

   On November 10, 2000, AHH received a non-binding written proposal from Bidder A for the acquisition of the Company in an all cash tender offer at a price higher than $14.50 but below the Offer Price. Thereafter, the Special Committee met to discuss Bidder A's all cash tender offer proposal and Agilent's stock and cash proposal. AHH reported to the Special Committee the history and status of negotiations to date with each of Bidder A and Agilent. AHH also provided the Special Committee a preliminary analysis of the two proposals in terms of structure and price, and current market evaluations of each company.

   On November 13, 2000 the Special Committee met to further consider the proposals from Bidder A and Parent. Following extensive discussion regarding the history and status of negotiations to date with each of Bidder A and Agilent, the Special Committee instructed AHH to indicate to Agilent that the Special Committee had an existing proposal at a higher per share purchase price and requested that Agilent provide a revised proposal.

   On November 14, 2000, AHH reported to the Special Committee that it had received an oral proposal from the financial advisors for Agilent that Agilent potentially was prepared to offer $16.25 per share, with 50% of the purchase price in Agilent stock. The Special Committee discussed the procedure and timing for negotiating definitive agreements with Bidder A and Agilent. The Special Committee then instructed AHH to advise the financial advisors to both Bidder A and Agilent that the Company had received competitive bids and that the Special Committee was requesting each bidder to submit a final proposal and a proposed definitive acquisition agreement by the close of business on November 16, 2000.

   On November 16, 2000, counsel for Agilent delivered to the Special Committee a revised non-binding proposal and draft definitive agreement, providing for, among other things, an all cash tender offer of the outstanding shares of the Company at the purchase price of $17.75 per share to be followed by a second-step merger. The proposal stated that execution of a definitive agreement was subject to the approval of Agilent's

Board of Directors and satisfactory completion of due diligence. Counsel for Bidder A also delivered a draft definitive agreement, providing for, among other things, an all cash tender offer for the outstanding shares of the Company at an orally expressed per share price less than that offered by Agilent.

   At a meeting of the Special Committee on the afternoon of November 16, 2000, AHH and GKM reviewed and analyzed the principal terms and relative merits of the final proposals from Bidder A and Agilent. They also reviewed with the Special Committee the perceived likelihood and timing of closing a transaction with both parties. The Special Committee instructed counsel to review the proposed agreements submitted by Bidder A and Agilent and to provide the Special Committee with a comparison of the principal terms of the agreements.

   The Special Committee met on the afternoon of November 17, 2000, at which time Company counsel, AHH and GKM reviewed the principal terms and conditions of the agreements submitted by Bidder A and Agilent with the Special Committee. AHH and GKM again analyzed the relative merits of the final proposals from Bidder A and Agilent, as well as the perceived likelihood and timing of closing a transaction with each of the parties. The Special Committee discussed the various alternatives for responding to these proposals in order to maximize shareholder value. Following this discussion, the Special Committee unanimously determined to proceed with immediate negotiation and finalization of the draft merger agreement with Agilent. The Special Committee also instructed AHH to inform the financial advisors for Bidder A that another party had proposed the acquisition of the Company at a higher per share price than that proposed by Bidder A. That evening, the financial advisors to Bidder A informed AHH that Bidder A had delivered its best and final offer.

   During the period from November 16 through November 21, Agilent continued its due diligence investigation of the Company. During that period, counsel for the Company and counsel for Agilent also negotiated the terms of the merger agreement and related documents. On November 21, 2000, at a meeting of the Special Committee, AHH and GKM reviewed the history of negotiations between the Company and Agilent, and GKM presented its financial analysis of the proposed transaction. Counsel for the Company summarized the key terms of the merger agreement and related documents with Agilent. At this meeting, the Special Committee unanimously approved recommending the Agilent proposal to the Board, subject to finalization of the draft merger agreement and receipt of a fairness opinion from GKM.

   At the Board meeting immediately following the meeting of the Special Committee, the Board reviewed the terms of the draft merger agreement with AHH, GKM and Company counsel. At this meeting, AHH reviewed the course of negotiations with certain potential acquirers and particularly, Bidder A and Agilent. GKM presented its financial analysis of the proposed transaction and its written opinion that, as of that date, the Offer Price to be received by holders of Common Stock in connection with the Offer and the Merger was fair to such holders from a financial point of view. The Special Committee then presented its recommendation to the Board that the Offer and the Merger are in the best interests of the Company's stockholders. After further discussion, the Board approved, by unanimous vote of the directors, the transaction and the entry into the definitive agreements by the Company, subject to finalization of the merger agreement and the receipt of an updated fairness opinion from GKM on the date that the draft merger agreement was finalized.

   On November 24, 2000, the Board met via teleconference call with its counsel and financial advisors also present. Counsel to the Company provided the Board with a report on the revised terms of the proposed merger agreement. GKM reiterated its oral opinion, later confirmed in writing as of the same date, that, as of that date, the Offer Price to be received by holders of Common Stock in connection with the Offer and the Merger was fair to such holders from a financial point of view. The Board then approved, by unanimous vote of the directors, the transaction and the entry into the definitive agreements by the Company. On the afternoon of November 24, 2000, the Company, Merger Sub and Agilent executed the Merger Agreement. On November 27, 2000, Agilent and the Company each issued a press release announcing the transaction.

Reasons for the Recommendation of the Board

   The Board consulted with the Company's senior management, as well as its legal counsel, independent accountants and financial advisors, in reaching its decision to approve the Offer and the Merger and the Merger Agreement. Among the factors considered by the Board in its deliberations were the following:

  . The historical and recent trading activity and market prices of Shares, and the fact that the Offer and the Merger will enable the holders of Shares to realize (1) a premium of 31% over the last sale price of Shares reported on the Nasdaq National Market on November 24, 2000, prior to the decision by the Board to approve the transaction, and (2) a premium of 77% over the last sale price of Shares reported on the Nasdaq National Market over a 30 day mean prior to the decision by the Board to approve the transaction.

  . The purchase price in the Offer and the Merger would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders, which were particularly acute in light of the recent volatility in the price of the Common Stock, as well as volatility in the market prices of shares of other telecommunications software companies and in the Nasdaq Stock Market in general.

  . The Offer provides stockholders who are considering selling their Shares with the opportunity to sell their Shares at the Offer Price without incurring the transaction costs typically associated with open market sales.

  . The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash in exchange for their Shares at the earliest possible time.

  . The judgment of the Special Committee and the Board, based on the extended arm's-length negotiations with Merger Sub and Parent, that the Offer Price represented the highest price that Merger Sub would be willing to pay in acquiring the Shares.

  . The recommendation of the Special Committee that the Offer and the Merger are in the best interests of the Company and its stockholders.

  . The Company's financial performance and outlook, and the Company's assets, business, financial condition, business strategy, results of operations and the Company's prospects if it were to remain an independent, publicly traded entity, including the risks of competing against companies that have far greater resources, distribution capacity and product offerings than the Company.

  . Discussions with and presentations by financial advisors AHH and GKM as to the Company's alternatives (including the possibility of pursuing a sale to a strategic buyer, making a series of strategic acquisitions, or entering into a strategic partnership with a larger company) and the range of possible benefits to the Company's stockholders of those alternatives and the timing and likelihood of accomplishing any of those alternatives.

  . The financial analysis and presentation of GKM to the Board on November
    21, 2000, and the opinion of GKM on November 24, 2000 to the effect that, as of those dates, and based upon and subject to certain matters stated in its opinion, the $17.75 per Share cash consideration to be received by holders of Shares was fair, from a financial point of view, to the holders of Shares. The full text of GKM's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by GKM, is attached as Schedule II to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  . The Merger Agreement permits the Company to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited bona fide expression of interest, offer or proposal to acquire more than 15% of the Company pursuant to a merger, consolidation, business combination, asset sale, reorganization or other similar transaction, subject to the terms of the Merger Agreement.

  . The Merger Agreement permits the Board or the Special Committee to disclose alternative proposals to the Company's stockholders if the Board or the Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law or (ii) in response to an unsolicited, bona fide alternative proposal that the Board or Special Committee concludes in good faith constitutes a Superior Proposal (as defined in the Merger Agreement).

  . The fact that a rigorous market check of the Company was undertaken in that financial advisors to the Company contacted numerous potential acquires and partners regarding a possible business combination with the Company.

  . The Board's judgment that the termination fee would not materially impair the ability of a third party to make a competing proposal.

  . The Merger Agreement does not condition Merger Sub's obligations to consummate the Merger on Merger Sub's or Parent's ability to obtain financing for the Merger.

  . Parent's representations in the Merger Agreement that it will have sufficient funds available to it to satisfy its and Merger Sub's obligation to consummate the Offer and the Merger.

   The Board also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger, including the following:

  . The possibility that, although the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Common Stock traded prior to the public announcement of the Offer and the Merger, the price or value of the Common Stock may increase in the future, and the Company's stockholders would not benefit from those future increases.

  . The circumstances under the Merger Agreement under which the termination fee becomes payable by the Company.

  . Pursuant to the Merger Agreement, between the execution of the Merger
    Agreement and Effective Time, the Company is required to obtain Parent's consent before it can take certain actions.

  . The conditions to Merger Sub's and Parent's obligations to purchase
    Shares in the Offer, and the possibility that such conditions might not be satisfied.

  . The Merger Agreement requires that there have been tendered and not withdrawn Shares which represent more than a majority of the outstanding Shares on a fully-diluted basis as well as a majority of Shares not held by persons who have executed the Tender Agreement as a condition to the Offer.

   In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Board found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Company's stockholders. Rather, the Board each viewed their respective recommendations as being based upon their own judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the Company's stockholders compared to any alternative transaction.

   The Special Committee was composed of three non-management directors, none of whom had or have any interest in Merger Sub or Parent. Furthermore, none of the members of the Special Committee were currently employed by or affiliated with the Company, other than in their capacities as directors.

Opinion of Gerard Klauer Mattison & Co., Inc.

   Under an engagement letter dated February 18, 2000 (the "Engagement Letter"), the Company retained GKM to provide it with certain financial advisory services, including in connection with (i) a potential transaction or series or combination of transactions involving (A) a sale of more than 50% of the Company's outstanding capital stock to a third party, (B) a sale of all or substantially all of the Company's assets to a third party or
(C) a merger, consolidation or similar business combination between the Company and a third party in which the existing stockholders of the Company own less than 50% of the voting stock of the surviving entity. At the meeting of the Board on November 21, 2000, GKM rendered its opinion that as of November 21, 2000, based upon and subject to the various considerations set forth in the opinion, the consideration to be received by holders of Shares in the Offer and Merger, pursuant to the Merger Agreement, was fair from a financial point of view to such holders. At a telephonic Board meeting on November 24, 2000, GKM re-confirmed orally, and subsequently in writing, its earlier opinion as of such date. GKM has consented to the inclusion of its opinion and the following summary thereof in this Schedule 14D-9.

   THE FULL TEXT OF THE WRITTEN OPINION OF GKM DATED NOVEMBER 24, 2000 IS ATTACHED AS ANNEX II TO THIS SCHEDULE 14D-9. THE OPINION SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY GKM IN RENDERING ITS OPINION. WE URGE YOU TO READ THE ENTIRE OPINION CAREFULLY. GKM'S OPINION IS DIRECTED TO THE BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO HOLDERS OF SHARES OF COMMON STOCK AS OF THE DATE OF THE OPINION. GKM'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF COMMON STOCK AS TO WHETHER SUCH HOLDER SHOULD CONTINUE TO HOLD SUCH SECURITIES, TENDER SHARES PURSUANT TO THE OFFER OR VOTE IN FAVOR OF THE MERGER. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF GKM'S OPINION.

   In connection with rendering its opinion, GKM reviewed and analyzed, among other things, the following:

  . a draft dated November 21, 2000 of the Merger Agreement and drafts of other transaction documents;

  . selected publicly available financial statements and other information of the Company and Parent;

  . selected internal business, operating and financial information, including financial forecasts and projections, furnished to GKM by the Company;

  . the historical and projected financial results and financial condition of the Company and compared the Company's financial results with those of other companies and businesses that GKM deemed relevant;

  . the reported prices and trading activity of the Common Stock and compared its performance with those of other publicly traded companies that GKM deemed relevant; and

  . the financial terms of the Offer and the Merger and compared them with the financial terms, to the extent publicly available, of selected other recent transactions that GKM deemed relevant.

   In addition, in arriving at its opinion, GKM held discussions with the Company's management regarding the business, operations, financial condition and prospects of the Company, as well as other matters GKM considered relevant to its inquiry.

   GKM also conducted other such analyses and performed other such investigations and considered other such matters as it deemed necessary to arrive at its opinion, including its assessment of general economic, market and monetary conditions.

   GKM relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information publicly available or furnished or otherwise communicated to it for the purposes of its opinion. With respect to the financial forecasts, projections and other information provided or otherwise reviewed, GKM assumed that such forecasts, projections and other information were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company's management as to the expected future competitive, operating and financial performance of the Company. GKM further assumed that the Merger will be completed as set forth in the Merger Agreement. GKM was not furnished, and did not independently make, any evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and did not perform a physical inspection of the properties or assets of the Company. GKM's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. GKM's opinion does not address the underlying business decision of the Company to engage in the Offer and the Merger or any other transaction in which the Company might engage.

   GKM has assumed that the representations and warranties of each party to the Merger Agreement and all related documents are true and correct, that each party to such documents will perform all covenants and agreements required to be performed by such party under the documents and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. GKM has also assumed that all governmental, regulatory or other consents or approvals (if any) will be obtained and that in the course of obtaining any such consents or approvals, no restrictions will be imposed or amendments or modifications made that would have a material adverse effect on the Offer or the Merger.

   The following is a brief summary of some of the material financial analyses performed by GKM in connection with its oral opinion and the preparation of its opinion letter dated November 24, 2000. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by GKM, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth below in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of GKM's financial analyses.

   The Company's Stock Trading History. GKM reviewed the recent stock price performance of the Common Stock over various time periods ended November 24, 2000. GKM observed the following:

                                                              The Company's
                                                              Common Stock
                                                              Closing Price
                                                           --------------------
                                                            Low   Mean    High
                                                           ----- ------  ------
   Last twelve months..................................... $2.94 $11.54  $21.75
   Last 90 trading days...................................  8.00  11.40   14.81
   Last 30 trading days...................................  8.13  10.02   13.50

   November 24, 2000 close................................       $13.50
   Offer Price............................................        17.75

   Premium to Nov. 24th close.............................           31%
   Premium to 30 day mean.................................           77

   Comparative Stock Price Performance. GKM reviewed the recent stock price performance of the Common Stock and compared it with the performance of the Nasdaq National Market as well as a stock price index comprised of ten publicly traded companies deemed by GKM to be reasonably comparable to the Company. Specifically, the comparable company index consisted of Concord Communications, Crosskeys Systems, DSET, Evolving Systems, MetaSolv, Micromuse, Portal Software, TTI Team Telecom, Vertel and Visual Networks.

   GKM observed the following percentage changes in the price of the Common Stock and the level of the indices referred to above, as of November 24, 2000:

                                                        Percentage Price Change
                                                       -------------------------
                                                       Last Twelve Since July 3,
                                                         Months        2000
                                                       ----------- -------------
   The Company........................................     360 %         26 %
   Comparable Company Index...........................     (68)         (72)
   Nasdaq Index.......................................     (16)         (27)

   GKM noted that the Company's share price had outperformed both of the specified indices on a relative basis over the last twelve months, and had outperformed both of the indices since July 3, 2000, the first trading day of the (calendar year) third quarter.

   Comparable Publicly Traded Companies Analysis. GKM compared selected financial information for the Company with publicly available information for the companies included in the comparable index described above. Based on estimates from securities research analysts and the management of the Company, and using the offered purchase price of $17.75 per share of the Common Stock, GKM's analysis produced enterprise value multiples of selected financial data as follows:

                                               Implied
                                               Company
                                               Multiple Low  High  Mean  Median
                                               -------- ---  ----  ----  ------
Enterprise Value/LTM Revenue(a,b,d)...........    8.6x   .2x  6.1x  2.7x   3.1x
Enterprise Value/LTM EBITDA(a,b,c,d)..........   68.7   1.1  30.4  16.3   21.0
Enterprise Value/CY2000E Revenue(a,d,e).......    7.7    .2   4.3   2.0    1.8
Enterprise Value/CY2001E Revenue(a,d,e).......    4.9    .2   3.0   1.4    1.2

--------
(a) Enterprise value equals total market capitalization plus long term debt less cash and equivalents.

(b) LTM refers to last twelve months.

(c) EBITDA refers to earnings before interest, taxes, depreciation and amortization.

(d) Calculation excludes Micromuse.

(e) CY2000E and CY2001E refer to calendar year revenue estimates for each respective period.

   GKM noted that the Company's implied transaction multiples were above the range of the selected valuation parameters. Based on the observed LTM revenue, LTM EBITDA, CY2000E revenue and CY2001E revenue high multiples of these selected companies, GKM estimated an implied equity value range for the Common Stock of $8.60-$12.90 per share.

   No company included in the peer group is identical to the Company. In selecting and evaluating the comparable companies, GKM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the business of the Company, industry growth and the absence of any material adverse changes in the financial condition and prospects of the Company, the industry or in the financial markets in general. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using peer group data.

   Comparable Transactions Analysis. GKM compared statistics based on publicly available information for selected transactions in the operations supports systems and other related sectors to the relevant financial statistics for the Company based on the implied value of the Company by the offered purchase price of $17.75 per share of the Common Stock. The following table presents the selected transactions utilized in GKM's analysis sorted in reverse chronological order. The first two transactions listed have not closed as of the date of this Schedule 14D-9.

     Acquiror                             Target
     --------                             ------
     Spirent (pending)                    Hekimian Laboratories
     TeleCommunication Systems (pending)  Xypoint
     Micromuse                            NetOps
     ADC Telecommunications               Centigram Communications
     Nortel Networks                      Architel Systems
     Sema Group                           LHS Group
     Nortel Networks                      Clarify
     Level 8 Systems                      Template Software
     PeopleSoft                           Vantive
     Amdocs                               ITDS
     ADC Telecommunications               Saville Systems
     Lucent Technologies                  Kenan Systems

   The following table summarizes the range of implied enterprise values as a multiple of the last twelve months ("LTM") revenue and as a multiple of forward twelve months ("FTM") revenue for the selected comparable transactions as compared to the Company's implied transaction multiples:

                                                Implied
                                                Company
                                                Multiple Low  High  Mean  Median
                                                -------- ---  ----  ----  ------
   Enterprise Value/LTM Revenue................   8.6x   1.4x 9.9x  6.0x   7.2x
   Enterprise Value/FTM Revenue................   5.4    1.2  6.7   3.7    3.0

   GKM noted that based on the implied transaction multiples of the Company, the ratios of transaction enterprise value to estimated LTM revenue (8.6x) and to FTM revenue (5.4x) were within the observed range but higher than the observed median than those calculated by GKM for these selected comparable transactions. Based on the observed LTM and FTM median multiples of these selected transactions, GKM estimated an implied equity value range for the Common Stock of $10.50-$15.10 per share. GKM observed that the implied transaction value of $17.75 per share of the Common Stock was greater than the implied value range based on this analysis.

   No transaction included in the comparable transactions analysis is identical to the Offer or the Merger. GKM made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the business of the Company, industry growth and the absence of any material adverse changes in the financial condition and prospects of the Company, the industry or in the financial markets in general. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable transactions data.

   Discounted Cash Flow Analysis. GKM performed a discounted cash flow analysis for the Company in which it calculated the present value of the projected future cash flows of the Company using internal financial planning data prepared by the management of the Company. GKM estimated a range of theoretical values for the Company based on the net present value of its implied annual cash flows and a terminal value for the Company in 2005 based upon a multiple of earnings before interest and taxes. GKM applied a range of discount rates of 14.0% to 22.0% and a range of terminal value multiples of 12.0x to 18.0x times forecasted 2005 earnings before interest and taxes. This analysis yielded the following results (rounded to the nearest tenth):

                                                      Low    High   Mean  Median
                                                     ------ ------ ------ ------
   Per Share Equity Value of the Company............ $13.50 $24.20 $18.30 $18.20

   GKM observed that the offered purchase price of $17.75 per share of the Common Stock was within the range of observed equity values resulting from its discounted cash flow analysis.

   The preparation of a fairness opinion is a complex process. Because of this, a fairness opinion is not easily summarized. In arriving at its opinion, GKM considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. GKM believes that selecting any portion of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying its opinion. In addition, GKM may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be GKM's view of the actual value of the Company. In performing its analyses, GKM made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these matters are beyond the control of the Company. Any estimates contained in GKM's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

   GKM conducted the analyses described above solely as part of its analysis of the fairness of the consideration to be received by holders of shares of the Common Stock pursuant to the Offer and the Merger from a financial point of view and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold.

   The type and amount of consideration payable in the Offer and the Merger were determined through arm's-length negotiations between the Company and Parent and were approved by the Board. GKM provided advice to the Company during these negotiations. GKM did not, however, recommend any specific purchase price to the Company or that any specific purchase price constituted the only appropriate purchase price for the Offer or the Merger.

   In addition, GKM's opinion and its presentation to the Board were only two of the many factors taken into consideration by the Board in deciding to approve the Offer and the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the offered purchase price or of whether the Board would have been willing to agree to a different purchase price.

   The Board retained GKM based upon GKM's qualifications, experience and expertise. As part of GKM's investment banking business, it is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, restructurings, recapitalizations, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, GKM may actively trade the securities of the Company, Parent or any other parties involved in the transaction, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Fees and Expenses

   On the closing date of a "Transaction", which would include the Offer, the Company will pay to GKM a Transaction Fee equal to one percent of the first $400 million of the Transaction Value plus one and one half percent of the Transaction Value in excess of $400 million. "Transaction Value" reflects the sum of the aggregate fair market value of any securities and non-cash consideration, and the aggregate amount of any cash consideration, received by the Company or holders of its securities. The Company paid GKM $75,000 at the time of its initial engagement, which amount will be offset against any Transaction Fee paid by the Company. The Company has received an invoice from GKM for a fee of $250,000, which, as provided in the Engagement Letter, as amended, is to be paid at the time GKM rendered its fairness opinion. Any fee paid in connection with a fairness opinion will be offset against a Transaction Fee.

   On April 11, 2000, the Company entered into an agreement (the "Engagement Amendment") with GKM and AHH, an investment bank to which a key member of the GKM investment banking team covering the Company moved, which amended the Engagement Letter. The Engagement Amendment, as subsequently amended, provided that GKM would have the right to delegate specified duties under the Engagement Letter to AHH and AHH would have the benefit of the Company's obligations under the Engagement Letter relating to those delegated duties. The Engagement Amendment also provided for GKM and AHH to share the fees to be paid by the Company for a completed transaction. AHH also agreed to be bound by the confidentiality provision of the Engagement Letter and the Company agreed that AHH, in its capacity as a delegee of obligations of GKM under the Engagement Letter, would be entitled to indemnity rights under the Engagement Letter.

   GKM's engagement under the Engagement Letter terminated 180 days after February 18, 2000. The Engagement Letter provides, however, that if a Transaction occurs within a one year period after the termination of the engagement, the Company must pay the transaction fee set forth in the Engagement Letter.

   Under the Engagement Letter, the Company has also agreed to reimburse GKM for all reasonable out-of-pocket expenses (including reasonable fees, disbursements and other charges of legal counsel) provided that the total amount of expenses reimbursed by the Company shall not exceed $25,000 except for specified expenses to indemnify GKM and related parties against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of GKM's engagement.

 (c) Intent to Tender.

   To the Company's knowledge after reasonable inquiry, except as set forth below, the Company and all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender all Shares held of record or beneficially (other than Shares held directly or indirectly by other public companies, as to which the Company has no knowledge) by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

   Roger Hosier, Chief Technology Officer of the Company, intends to dispose of all shares of Common Stock owned by him by way of gift or sale before December 15, 2000, including any shares of Common Stock obtained upon the exercise of options.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   The Board retained GKM pursuant to the Engagement Letter, dated February 18, 2000. GKM agreed to share its fees with AHH pursuant to the Engagement Amendment dated April 11, 2000. The terms of the Engagement Letter and the Engagement Amendment are summarized in the section of Item 4(b), above, entitled "Opinion of Gerard Klauer Mattison & Co., Inc. Fees and Expenses," and are incorporated herein by reference.

   Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

   Other than the transactions listed below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. All of the sales below were open-market transactions executed by a traditional or online broker:

     (a) the Tender Agreement executed by Tom L. Johnson and Richard G. Vento, Co-Chairmen and Co-Chief Executive Officers of the Company and William Bailey;

     (b) a purchase by Lawrence F. Fiore, Chief Financial Officer of the Company, on October 31, 2000 of 84 shares of Common Stock at $7.65 per share under the Company's 1995 Employee Stock Purchase Plan;

     (c) a transfer on October 8, 2000 of 2,500,000 shares or Common Stock from Richard G. Vento to DTDV L.L.C., an entity managed by Mr. Vento and his wife;

     (d) a sale by Dan Line, Senior Vice President of the Company, on November 28, 2000 of 82,499 shares of Common Stock at a price of $17.50 per share;

     (e) a sale by George Schmitt, a director of the Company, on November 30, 2000 of 126,458 shares of Common Stock at a price of $17.50 per share; and

     (f) a sale by Roger Hosier, Vice President and Chief Technology Officer of the Company, on December 5, 2000 of 108,065 shares of Common Stock at a price of $17.625 per share.

Item 7. Purposes of the Transaction and Plans or Proposals.

  (1) (i) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

      (ii) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   (2) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Information Statement

   The Information Statement attached as Schedule I to this Schedule 14D-9 is being furnished in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in
Item 3 above, and is incorporated herein by reference.

State Takeover Laws

   The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the Board of Directors of such corporation prior to such time. The Board has approved the Offer and the Merger. Accordingly,
Section 203 is inapplicable to the Offer and the Merger.

DGCL Section 253

   Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders (a "Short Form Merger"). However, if Merger Sub does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote by the Company's stockholders will be required under the DGCL to effect the Merger.

Antitrust

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until notifications have been given and certain information has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub's acquisition of Shares in the Offer and the Merger.

   Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger in December 2000, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the fifteenth calendar day after the date Parent files the Premerger Notification and Report Form, unless earlier terminated by the FTC or the Antitrust Division or Parent receives a request for additional information or documentary material prior to that time. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request, unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or by agreement. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Merger Sub's acquisition of Shares in the Offer and the Merger. At any time before or after Merger Sub's purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

   Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, the Company believes that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

   Parent and the Company each conduct operations in a number of foreign jurisdictions where regulatory filings or approvals may be required or desirable in connection with the Offer. Parent and the Company are currently in the process of analysing whether filings or approvals are in fact required or desirable in certain of these jurisdictions and, where necessary, the parties intend to make such filings. It is possible that one or more of any such filings may not be made, or one or more of such approvals, which are not as a matter of law or practice required to be obtained prior to consummation of the Merger, may not be obtained prior to consummation of the Merger.

Item 9. Exhibits.

 Exhibit
  No.                                   Description
 -------                                -----------
 (a)(1)(A) Offer to Purchase dated December 6, 2000*+

 (a)(1)(B) Letter of Transmittal*+

 (a)(1)(C) Notice of Guaranteed Delivery*+

 (a)(1)(D) Letter from the Dealer Manager to Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees*+

 (a)(1)(E) Letter to clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees*+

 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9*+

 (a)(1)(G) Summary of Newspaper Advertisement, dated December 6, 2000, as published in The Wall Street Journal*

 (a)(1)(H) Press Release of the Company dated November 27, 2000**

 (a)(2)    Letter to Stockholders from Tom L. Johnson and Richard G. Vento, Co-
            Chairmen and Co-Chief Executive Officers of the Company, dated
            December 6, 2000+


 (a)(5)    Opinion of Gerard Klauer Mattison & Co., Inc. to the Board of
            Directors of the Company, dated November 24, 2000 (incorporated by reference to Schedule II attached to this Schedule 14D-9)+

 (e)(1)    Agreement and Plan of Merger, dated as of November 24, 2000, by and among Tahoe Acquisition Corp., Agilent Technologies, Inc. and the
            Company**

 (e)(2)    Tender and Voting Agreement, dated as of November 24, 2000, by and among Tahoe Acquisition Corp., Agilent Technologies, Inc. and certain stockholders of the Company*

 (e)(3)    Information Statement Pursuant to Section 14(f) of the Securities
            Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Schedule I attached to this Schedule 14D-9)+

 (e)(4)    Offer Letters from Agilent Technologies, Inc. to each of Jeffrey
            Boone, Philip Cardman, Lawrence Fiore, Roger Hosier, Bud Mullanix and Jim Olsen, dated December 4, 2000*

 (g)       None

--------
 * Incorporated by reference to Schedule TO filed by Tahoe Acquisition Corp. and Agilent Technologies, Inc. on December 6, 2000

** Incorporated by reference to Form 8-K filed by the Company on November 27,
   2000

 + Included in copies mailed to the Company's stockholders

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: December 6, 2000

                                                  /s/ Philip N. Cardman
                                          By:  ________________________________
                                                     Philip N. Cardman
                                              Vice President, General Counsel
                                                       and Secretary

                                                                      SCHEDULE I

                      OBJECTIVE SYSTEMS INTEGRATORS, INC.
                              101 PARKSHORE DRIVE
                            FOLSOM, CALIFORNIA 95630

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

   This Information Statement is being mailed on or about December 6, 2000, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Objective Systems Integrators, Inc. ("OSI" or the "Company") with respect to the tender offer by Tahoe Acquisition Corp. ("Merger Sub"), a Delaware corporation and a direct wholly-owned subsidiary of Agilent Technologies, Inc., a Delaware corporation ("Agilent"), to the holders of record of shares of Common Stock, par value $.001 per share, of the Company (the "Common Stock" or the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company (the "Board").

   The Merger Agreement provides that promptly upon the purchase by Merger Sub of Shares pursuant to the Offer and from time to time thereafter, if the Minimum Condition has been met, and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to the product of the number of directors on the Board and the percentage that such number of Shares so purchased bears to the total number of outstanding Shares, and, upon request by Parent, the Company shall use its best efforts to promptly, at the Company's election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable Parent's designees (the "Designees") to be elected to the Board and to cause the Designees to be so elected. The Company shall use its best efforts to cause the individuals designated by Parent to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board of directors. Notwithstanding the foregoing, the Company shall use its best efforts to ensure that two of the members of the Board as of the date of the Merger Agreement (the "Continuing Directors") shall remain members of the Board until the Effective Time. If a Continuing Director resigns from the Board, Parent, Merger Sub and the Company shall permit the remaining Continuing Director or Directors to appoint the resigning director's successor who shall be deemed to be a Continuing Director. The Merger Agreement requires the Company to promptly take all action required to fulfill its obligations to appoint the directors designated by Parent.

   Following the date of the election or appointment of the Designees to the Board and prior to the Effective Time (as such term is defined in the Merger Agreement), if there shall be any Continuing Directors, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Merger Sub or any waiver of any of the Company's rights under the Merger Agreement or any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement, will require the concurrence of a majority of the Continuing Directors.

   This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of the Designees to the Board.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action.

   Pursuant to the Merger Agreement, Merger Sub commenced the Offer on December 6, 2000. The Offer is scheduled to expire at midnight, New York City time, on January 4, 2001, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

   The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Merger Sub and the Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                 THE DESIGNEES

   Parent has informed the Company that it will choose the Designees from the following list, who are among executive officers of Parent listed in Schedule A of the Offer to Purchase, a copy of which is being mailed to stockholders of the Company: Edward W. Barnholt, Alain Couder, Robert R. Walker, Byron Anderson, William R. Hahn, Jean M. Halloran, D. Craig Nordlund, Thomas A. Saponas, John E. Scruggs, William P. Sullivan, Thomas White and Dorothy D. Hayes. The information with respect to such officers in Schedule A is hereby incorporated by reference. Parent has informed the Company that each of the officers listed above has consented to act as a director of the Company, if so designated.

   Based solely on the information set forth in Item 9 of the Offer to Purchase filed by Merger Sub, none of the executive officers and directors of Parent or Merger Sub (i) is currently a director of, or holds any position with, the Company, or (ii) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the best knowledge of Parent and Merger Sub, except for 20,360,546 Shares which may be deemed to be beneficially owned by Parent by virtue of a Tender and Voting Agreement among Parent, Merger Sub and each of Tom L. Johnson and Richard G. Vento, Co-Chairmen and Co-Chief Executive Officers of the Company, on behalf of themselves and entities of which they are managing members, Lana Vento, the wife of Richard G. Vento, on behalf of herself and an entity of which she is managing member, Donna Johnson, wife of Tom L. Johnson, on behalf of herself, and William Bailey, on behalf of entities of which he is managing member, none of Parent's or Merger Sub's directors or executive officers beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

   Parent has informed the Company that, to the best of its knowledge, none of the executive officers and directors of Parent or Merger Sub has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   It is expected that the Designees may assume office at any time following the purchase by Merger Sub of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than January 4, 2001, and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Merger Sub's designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

   The authorized capital stock of the Company consists of (a) 100,000,000 shares of Common Stock and (b) 5,000,000 shares of Preferred Stock. As of the close of business on December 1, 2000, there were 37,609,227 shares of Common Stock and no shares of Preferred Stock outstanding. Each share of Common Stock entitles the record holder to one vote.

   The Company's Bylaws authorize the number of directors to be not less than four nor more than seven directors, and fix the current number of directors at six until changed by an amendment to the Bylaws by the Board or stockholders. The Board currently consists of five members, with one vacancy. The Board is currently composed of Tom L. Johnson, Richard G. Vento, George F. Schmitt, Gary
D. Cuccio and Dr. Kornel Terplan, whose terms will expire upon the election and qualification of directors at the annual meeting of stockholders to be held on December 13, 2000. Each of these directors has been nominated for re-election at the December 13, 2000 annual meeting.

   Set forth below are the name, age and position of each director and executive officer of the Company.

 Name                     Age Position(s) with Company
 ----                     --- ------------------------
 Tom L. Johnson.......... 55  Co-CEO and Co-Chairman of the Board of Directors
 Richard G. Vento........ 60  Co-CEO and Co-Chairman of the Board of Directors
 George F. Schmitt(1).... 57  Director
 Gary D. Cuccio(1)....... 54  Director
 Dr. Kornel Terplan(1)... 56  Director
 Jeffrey T. Boone........ 36  Vice President and Chief Information Officer
 Philip N. Cardman....... 52  Vice President, General Counsel and Secretary
 Lawrence F. Fiore....... 45  Vice President and Chief Financial Officer
 Roger A. Hosier......... 43  Vice President and Chief Technology Officer
 Dan D. Line............. 49  Senior Vice President, Worldwide Sales and
                               Operations
 Bud J. Mullanix......... 42  Vice President, Human Resources
 James T. Olsen.......... 53  Executive Vice President

--------
(1)Member of Audit Committee

   There are no family relationships among the directors or executive officers. There are no material proceedings to which any director or executive officer, or any associate of any such director or executive officer, is a party adverse to the Company or any subsidiary of the Company or has a material interest adverse to the Company or any subsidiary of the Company.

   The following are brief biographies of each director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employments for the past five years). Unless otherwise indicated, to the knowledge of the Company no director or executive officer of the Company has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each such person is a citizen of the United States and each individual's business address is 101 Parkshore Drive, Folsom, California, 96630.

   Tom L. Johnson is the Company's Co-CEO and Co-Chairman of the Board of Directors. Mr. Johnson has served as a Director of the Company since 1989. He co-founded Objective Systems Integrators, a partnership and the predecessor to the Company, in January 1989. He has been Co-Chairman of the Board since 1996 and Co-CEO since 1997. He served as Co-CEO of the Company from 1989 through 1995. Mr. Johnson received a B.S. degree in Abstract Mathematics with a minor in Business Management from the University of Houston.

   Richard G. Vento is the Company's Co-CEO and Co-Chairman of the Board of Directors. Mr. Vento has served as a Director of the Company since 1989. He co-founded Objective Systems Integrators, a partnership and the predecessor to the Company in January, 1989. He has been Co-Chairman of the Board since 1996 and Co-CEO since 1997. He served as Co-CEO of the Company from 1989 through 1995. Mr. Vento received a B.A. degree in Mathematics and a B.S. degree in Business and Economic Statistics from San Francisco State University and an A.A. degree in Liberal Arts from Foothill College.

   Gary D. Cuccio has been a director of the Company since July 1999. Mr. Cuccio has been a director of Wired Business and Phaetheon Communications since September 2000. He was a director of LHS Group, now SEMA Group PLC, from November 1999 to July 2000. He is currently President and CEO of Phaetheon Communications. Mr. Cuccio was President and CEO of LHS Group from November 1999 to August 2000 and President of AirTouch Paging from August 1998 to October 1999. From September 1996 to July 1998, he was the Chief Operating Officer of Omnipoint Communications, Inc. From 1994 to 1996, he held a number of senior operations positions with AirTouch International in Europe and in Asia. Mr. Cuccio holds a B.A. degree from California State University, Los Angeles, and an M.B.A. from St. Mary's College. He is also a graduate of the Advanced Management Program at Harvard.

   George F. Schmitt has been a director of the Company since October 1995. Mr. Schmitt has been a director of Telesoft Partners since September 1997, and has been a director of LHS Group, now SEMA Group PLC, since October 1996. Mr. Schmitt is currently Sr. Advisor to the Chairman of VoiceStream and Chairman of the Board, Director and Acting CEO at e.Spire Communications, Inc.. He was President of Omnipoint Communications, Inc. and Executive Vice President of Omnipoint Corporation (now, Voicestream) from October 1995 to February 2000. Mr. Schmitt has a B.A. degree from St. Mary's College of California and an M.S.M. degree from Stanford University School of Business.

   Dr. Kornel Terplan has been a director of the Company since August 1992. Since 1983, Dr. Terplan has served as President of Performance Navigations, Inc., a telecommunications consulting company. For more than 25 years, he has served as a corporate consultant providing consulting, training and product development services to various national and multinational corporations in the telecommunications industry, including AT&T, France Telecom and Siemens. Dr. Terplan has a B.A. degree in Electronics, an M.S. degree in Electronics and a Ph.D. degree in Operational Research from the University of Dresden, Germany.

   Jeffrey T. Boone joined the Company in 1993. Mr. Boone has held a series of technical and managerial roles. In fiscal 1997, he was named Vice President, products and technology. In fiscal 2000, he was made the Company's Chief Information Officer. He holds a degree in computer science from California State University, Sacramento.

   Phillip N. Cardman joined the Company in 1996 as the Company's Vice President, General Counsel, and Secretary. Before joining the Company, he held various legal and business development positions with Convex Computer Corporation. He holds a bachelor's degree from Washington University and a law degree from Duke University.

   Lawrence F. Fiore joined the Company in 1995 as the Company's Corporate Controller. He was promoted to Vice President of Finance in March 1999, and was named Chief Financial Officer in June 1999. Before joining the Company, Mr. Fiore was responsible for revenue, contracts, budgeting, and planning as Director of Financial Operations at Unify Corporation. He holds a Bachelor's degree in business from Texas Tech University and is a Certified Public Accountant.

   Roger A. Hosier joined the Company in 1991 and has held a number of positions before being named Chief Technology Officer in December, 1999. He has been involved in product development and installation, pre- and post-sales, professional services, custom software development, and training. Before joining the Company, Roger worked on MRP, network management, and call accounting software.

   Dan D. Line joined the Company in 1993. In 1996, he became the Company's Vice President of Global Accounts and Partner Alliances. In 1999, he was promoted to Vice President of Global Sales and in fiscal 2000 was promoted to his current position. His university studies were in international business.

   Bud J. Mullanix joined the Company in fiscal 2000. Before joining the Company, he held a number of Human Resources executive positions with Degussa Electronics, Hewlett-Packard, and Hitachi. He holds a degree in business administration from Stanton University.

   James T. Olsen joined the Company in 1998 as Vice President of Marketing. He was promoted to his current position in fiscal 2000. Before joining the Company, he spent 15 years developing and directing marketing programs targeted at the telecom industry. Most recently, Mr. Olsen was Vice President of Marketing for the switch and intelligent network divisions at DSC Communications. His university studies were in business administration, with post-graduate studies in managing critical resources at the University of Virgina's Darden School of Business.

Meetings and Committees of the Board of Directors

   During the fiscal year 2000, which ended June 30, 2000, the Board met five times. No director attended fewer than 75% of the aggregate of either (1) the total number of Board meetings held during the period for which he was a director, or (2) the total number of committee meetings of the Board, on which he served, held during the period for which he was a director.

   The Board has a standing Audit Committee. In fiscal 2000, the Audit Committee consisted of Messrs. Schmitt, Cuccio and Terplan. The Audit Committee oversees the Company's independent auditors and reviews the Company's internal financial procedures and controls. The Audit Committee met three times in fiscal 2000.

   The Board adopted and approved a charter for the Audit Committee on April 29, 2000. The Board has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers.

Compensation of Directors

   Members of the Board do not receive compensation for their services as a director. The 1995 Director Option Plan, which was terminated on July 24, 1999, provided stock options to be granted to nonemployee directors ("Outside Directors"). Each Outside Director automatically received an option to purchase 50,000 shares ("First Option") on the date he became an Outside Director. Thereafter, if he had then served on the Board for at least six months, he was automatically granted an option to purchase 12,500 shares at the first meeting of the Board after each year's Annual Meeting of Stockholders. The options could be exercised only while the Outside Director remained a director. The First Option vested as to 25% of the shares on the first anniversary of the grant date and at the rate of 1/48th of the shares per month thereafter. Subsequent option grants vested as to 50% of the shares six months after the date of grant and as to 1/12th of the shares per month thereafter. If, in the event of a merger of the Company with or into another corporation, options granted under the 1995 Director Option Plan are not assumed by the successor corporation or substituted for equivalent options or, upon the termination of status as a director of the Company, such options become fully exercisable upon the merger. On July 24, 1999, the 1994 Stock Option Plan was amended to permit option grants to Outside Directors. All grants under the 1994 Stock Option Plan are discretionary.

Executive Compensation

   The following Summary Compensation Table contains information regarding the compensation of the Company's Chief Executive Officers, the Company's other four most highly compensated officers for the fiscal years ended June 30, 2000, 1999 and 1998, and a former officer, who would have been among the Company's four most highly compensated officers had he not left the Company before the end of the fiscal year 2000 (the "Named Executive Officers").

                           Summary Compensation Table

                                                                 Long-Term
                                   Annual Compensation      Compensation Awards
                                -------------------------- ---------------------
                                                                      Securities
                                                           Restricted Underlying
   Name and Principal    Fiscal Salary   Bonus  Commission   Stock     Options   All Other
        Position          Year    ($)     ($)      ($)     Awards ($)    ($)     Commission
   ------------------    ------ ------- ------- ---------- ---------- ---------- ----------
Tom L. Johnson(1).......  2000      --      --       --        --          --         --
 Co-Chairman of the
  Board, Co-CEO           1999      --      --       --        --          --         --
                          1998      --      --       --        --          --         --
Richard V. Vento(1).....  2000      --      --       --        --          --         --
 Co-Chairman of the
  Board, Co-CEO           1999      --      --       --        --          --         --
                          1998      --      --       --        --          --         --
Philip N. Cardman.......  2000      --      --       --        --          --         --
 Vice President, General  1999
  Counsel and                       --      --       --        --          --         --
 Secretary                1998      --      --       --        --          --         --
Dan D. Line.............  2000  214,181   2,276      --        --       40,000      3,979(2)
 Sr. Vice President,
  Worldwide Sales         1999  205,384     --       --        --       65,000      4,041(2)
                          1998  203,750     155      --        --          --       4,075(2)
James T. Olsen(4).......  2000  184,999  32,017      --        --       40,000     3,9509(2)
 Executive Vice
  President               1999  115,625     --       --        --      100,000     72,224(5)
                          1998      --      --       --        --          --         --
Jeffrey T. Boone(6).....  2000  177,121  20,912      --        --       25,000      3,430(2)
 Vice President and
  Chief Information       1999  155,000  22,200      --        --       50,000      3,247(2)
 Officer                  1998      --      --       --        --          --         --
James K.R. Souders(7)...  2000  204,039  28,000      --        --          --         --
 Exec. Vice President,
  Sales and               1999  175,000 193,750      --        --       25,000      1,684(2)
 Marketing                1998  132,500   3,179  180,695       --      200,000     83,024(3)

--------
(1) Messrs. Johnson and Vento resigned as the Company's Co-CEO's in December 1995, but resumed those offices in April 1997. Both serve without compensation.

(2) Includes matching and other contributions for the benefit of the named individuals under the Company's 401(k) savings plan.

(3) Includes a relocation expense reimbursement of $81,264 and a matching contribution of $1,760 under the Company's 401(k) savings plan.

(4) Mr. Olsen became Executive Vice President in May 2000.

(5) Includes a relocation expense reimbursement of $70,991 and a matching contribution of $1,233 under the Company's 401(k) savings plan.

(6) Mr. Boone became Vice President and Chief Information Officer in July 2000.

(7) Mr. Souders resigned from his position as Executive Vice President, Sales and Marketing, on November 4, 1999.

                       OPTION GRANTS IN FISCAL YEAR 2000

   The following table has information about options that were granted to the Named Executive Officers during the Company's fiscal year ended June 30, 2000.

                               Individual Grants

                                                                           Potential
                                                                       Realizable Value
                                                                       at Assumed Annual
                                                                        Rates of Stock
                         Number of  Percentage of  Exercise                  Price
                         Securities Total Options   Price              Appreciation for
                         Underlying   Granted to     Per                Option Term(1)
                          Options    Employees in   Share   Expiration -----------------
 Name                    Granted(2) Fiscal 2000(3)  (4)(5)     Date       5%       10%
 ----                    ---------- -------------- -------- ---------- -------- --------
Tom L. Johnson..........      --          --            --        --        --       --
Richard G. Vento........      --          --            --        --        --       --
Philip N. Cardman.......   40,000        1.38%     $ 2.5000  11/01/09  $ 62,889 $ 59,374
Dan D. Line.............  150,000        5.18%     $ 2.5000  11/01/09  $235,835 $597,653
Dan D. Line.............   50,000        1.73%     $12.3125  05/16/10  $387,163 $981,148
Jeffrey T. Boone........   40,000        1.38%     $ 2.5000  11/01/09  $ 62,889 $159,374
Jeffrey T. Boone........   25,000        0.86%     $ 2.6250  10/25/09  $ 41,271 $104,589
James T. Olsen..........   40,000        1.38%     $ 2.5000  11/01/09  $ 62,889 $159,374
James T. Olsen..........   75,000        2.59%     $ 7.3130  04/14/10  $344,933 $874,128
James K.R. Souders......      --          --            --        --        --       --

--------
(1) Potential realizable value is based on the assumption that Common Stock appreciates at the rate shown (compounded annually) from the date of grant until the ten year option term expires. These numbers are calculated based on SEC requirements and do not reflect the Company's estimate of future stock price growth.

(2) Except in the event of a change in control of the Company, options become exercisable as to 1/4 of the option shares on the 12-month anniversary of the vesting start date and as to 1/48 of the option shares each month thereafter.

(3) Based on a total of 2,895,247 options granted to employees of the Company in fiscal 2000, including the Named Executive Officers.

(4) Options have an exercise price equal to the fair market value of Common Stock on the date the options were granted.

(5) The exercise price may be paid in cash, by promissory note, by delivery of already-owned shares (subject to certain conditions) or under a cashless exercise procedure. Under the Company's cashless exercise procedure, the option holder gives irrevocable instructions to his broker to sell the purchased shares and to remit to us, out of the proceeds, the exercise price plus applicable withholding taxes.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

   The following table has information about the exercise of stock options in the last fiscal year by the Named Executive Officers and the value of options held by them as of June 30, 2000.

                                                   Number of Securities    Value of Unexercised In-
                                                  Underlying Unexercised     The-Money Options at
                           Shares                Options at June 30, 2000     Fiscal Year End(2)
                         Acquired on    Value    ------------------------- -------------------------
Name                      Exercise   Realized(1) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ----------- ----------- ------------- ----------- -------------
Tom L. Johnson..........       --    $      --         --           --     $      --    $      --
Richard G. Vento........       --    $      --         --           --     $      --    $      --
Philip N. Cardman.......       --    $      --     175,313       94,687    $  893,317   $  650,121
Dan D. Line.............    15,000   $   77,653    388,870      144,879    $2,224,177   $1,075,853
Jeffrey T. Boone........       --    $      --      75,585      108,644    $  440,551   $  755,564
James T. Olsen..........       --    $      --      32,813      182,187    $  221,976   $1,041,424
James K. R. Souders.....   425,000   $2,566,967        --           --     $      --    $      --

--------
(1) Value represents the market value of Common Stock at the exercise date minus the exercise price.

(2) Value represents the market value of Common Stock on June 30, 2000 ($10.6875) minus the exercise price. An option is "in-the-money" if the market value of the Common Stock exceeds the exercise price.

Employment Contracts and Change-in-Control Arrangements

   Jeffrey T. Boone entered into a Severance Agreement with the Company in December of 1999. This agreement provides, inter alia, for payment of severance compensation in an amount equal to his compensation for 12 months, payment of 100% of Company-paid benefits for up to 12 months and full vesting of all options he holds before termination, each as a result of a Change in Control, as defined in the Severance Agreement. Options are exercisable and will remain exercisable for 12 months after termination and for 24 months if the termination results from disability, but in no event longer than the original term of the option.

   Philip N. Cardman entered into an employment agreement, as amended, with the Company in May of 1996. This agreement includes, inter alia, payment of base salary for two years from termination in the event of involuntary termination without cause and payment of base salary for 18 months from termination in the event of voluntary termination. Mr. Cardman also entered into a Severance Agreement with the Company in December of 1999. This agreement provides, inter alia, for payment of severance compensation in an amount equal to his compensation for 24 months, payment of 100% of Company-paid benefits for 24 months and full vesting of all options he holds before termination, each as a result of a Change in Control, as defined in the Severance Agreement. Options are exercisable and will remain exercisable for 12 months after termination and for 24 months if the termination results from disability, but in no event longer than the original term of the option.

   Dan D. Line entered into a Severance Agreement with the Company in December of 1999. This agreement provides, inter alia, for payment of severance compensation in an amount equal to his compensation for 12 months, payment of 100% of Company-paid benefits for up to 12 months and full vesting of all options he holds before termination, each as a result of a Change in Control, as defined in the Severance Agreement. Options are exercisable and will remain exercisable for up to 12 months after termination and for 24 months if the termination results from disability, but in no event longer than the original term of the option.

   James T. Olsen entered into a Severance Agreement with the Company in December of 1999. This agreement provides, inter alia, for payment of severance compensation in an amount equal to his compensation for up to 12 months, payment of 100% of Company-paid benefits for up to 12 months and full vesting of all options he holds before termination, each as a result of a Change in Control, as defined in the Severance Agreement. Options are exercisable and will remain exercisable for up to 12 months after termination and for up to 24 months if the termination results from disability, but in no event longer than the original term of the option.

   James K.R. Souders entered into an employment agreement in January of 1998, accepting the position of Executive Vice President, Sales and Marketing. the Company's agreement with Mr. Souders was a two year employment contract to be renewed annually with annual target compensation to be determined by the Board. It also included the following terms: base salary of $175,000 per annum; target annual MBO bonus of $100,000, paid quarterly; target annual bookings bonus of $90,000, paid quarterly; annual revenue commission at target sales of $135,000, earned at billing but paid on receipt of cash; grant of an option to purchase 200,000 shares of stock vesting over 7 years; a maximum MBO bonus of $100,000 for calendar year 1998, subject to certain adjustments; reimbursement of certain relocation expenses; payment of certain additional relocation expenses in the event of involuntary termination before January 13, 2000; and, in the event of termination or a failure to renew the contract within 30 days of its anniversary date, payment of base salary for the then remaining term and acceleration of option vesting for options that would have vested during the then remaining term.

   The Severance Agreements are filed as exhibits to the Company's Form 10-K for the fiscal year ended June 30, 2000.

Compensation Committee Interlocks and Insider Participation

   In fiscal 2000, the full Board performed the functions of a compensation committee. Tom L. Johnson and Richard G. Vento, the Co-CEOs, serve on the Board. Neither received any compensation from the Company in fiscal 2000. No interlocking relationship exists between any member of the Board and any member of the Board of Directors or compensation committee of any other company, nor has such interlocking relationship existed in the past.

Report of the Board Regarding Executive Compensation Policies

   The Board reviews and approves the Company's executive compensation policies. It administers the various incentive plans, including the 1994 Stock Option Plan and 1995 Employee Stock Purchase Plan. It also sets compensation policies that apply to the Company's executive officers and evaluates their performance. Compensation for executive officers, including base salary levels, potential bonuses and stock option grants are determined by the Board at the beginning of each fiscal year. The following is a description of the policies and rationale it applied in setting compensation during the fiscal year ended June 30, 2000.

Compensation Philosophy

   The underlying philosophy of the Company's executive compensation is to maximize stockholder value over time. The primary goal of this program is, therefore, to align closely the interests of the executive officers with those of the Company's stockholders. To achieve this, the Company attempts to (1) offer compensation opportunities that attract and retain executives whose abilities are critical to the Company's long-term success, (2) motivate individuals to perform at their highest level and reward outstanding achievement, (3) maintain a portion of an executive's total compensation at risk, tied to achieving financial, organizational and management performance goals, and (4) encourage executives to manage from the perspective of owners. The Company currently uses base salary, cash incentives and stock options to meet these goals.

Base Salary and Commissions

   The Company uses base salary primarily as a device to attract, motivate, reward and retain highly skilled executives. The Board reviewed and approved fiscal 2000 base salaries for the executive officers at the beginning of the fiscal year. Salaries were set based on the officer's job responsibilities, level of experience, individual performance, contribution to the Company's business, financial performance for the past year and recommendations from management. The Board also took into account the salaries for similar positions at comparable companies, based on their industry experience and validated, published industry compensation survey data. In reviewing base salaries, the Board focused significantly on each officer's prior performance and expected contribution to the Company's future success. The Board also focused on a group of comparable companies in the high technology sector. In making its decisions, the Board exercised its discretion and judgment using the factors described above. No specific formula was applied to determine the weight of any given factor. The Company's Co-CEOs each waived his right to receive compensation for his services.

   Commissions are paid only to those officers who have a direct responsibility for sales. In setting commission rates for sales executives, the Board evaluated both what we had done in the past and the approach taken by comparable high technology companies. Here again, comparable companies were identified based on the industry experience of each individual Board member and on information published by validated consulting organizations specializing in executive compensation research.

Annual Cash Incentives

   Bonuses for executive officers are currently based on quantitative factors. They are intended to motivate and reward executive officers by directly linking the amount of their bonus to specific Company-based performance targets. The factors are also intended to reflect the Board's belief that a portion of each executive's compensation should be contingent on performance. To carry out this philosophy, at the beginning of the fiscal year the Board reviewed and approved the financial budget for the year and established performance targets. The Board then set target bonuses for each executive officer as a percentage of the officer's base salary. Bonuses are dependent on the achievement of performance targets that are tied to overall profitability. The Board believes that this bonus structure provides an excellent link between the Company's earnings performance and the incentives that are received by its executives. The Co-CEOs each waived his eligibility to receive bonuses.

Stock Options

   The Board provides executive officers with long-term incentive compensation through grants of stock options under the 1994 Stock Option Plan. Stock options provide an opportunity to share in any appreciation in the value of the Common Stock. The Board believes that stock options directly motivate an executive to maximize long-term stockholder value. In addition, vesting periods are set to encourage the retention of key executives. To date, all options have been at fair market value on the date of the option grant. Option grants are subjective, but are based on factors such as the executive's relative position, responsibilities, individual performance over the previous fiscal year and anticipated contribution to the attainment of the Company's long-term strategic goals. Stock options granted in prior years are also taken into consideration. The Board views stock option grants as an important component of its long-term, performance-based compensation philosophy. The Co-CEOs received no stock options during fiscal year 2000.

Section 162(m)

   The Board has considered the potential future effects of Section 162(m) of the Code on the compensation paid to executive officers. Section 162(m) disallows us from taking a tax deduction for compensation paid to an executive officer who is named in the Proxy Statement to the extent the compensation exceeds $1 million in any taxable year. The only exception is if the compensation is performance-based. The Company has adopted a policy that, where reasonably practicable, the Company will seek to qualify the variable compensation paid to executive officers for an exemption from the deductibility limitations of Section 162(m).

                                          Tom L. Johnson
                                          Richard G. Vento
                                          George F. Schmitt
                                          Gary D. Cuccio
                                          Dr. Kornel Terplan
                                          Members of the Board of Directors of
                                          Objective Systems Integrators, Inc.

                               PERFORMANCE GRAPH

   The following graph compares the annual percentage change in the cumulative return to the holders of Common Stock with the cumulative return of The Nasdaq Stock Market--US Index and of the Chase H & Q Communications Index. The period shown begins December 1, 1995, the date the Company began reporting under the Securities Exchange Act of 1934, as amended and, ending on June 30, 2000. Returns are weighted based on market capitalization at the beginning of each fiscal year.


                COMPARISON OF 55 MONTH CUMULATIVE TOTAL RETURN*
                  AMONG OBJECTIVE SYSTEMS INTEGRATORS, INC.,
                    THE NASDAQ STOCK MARKET (U.S.) INDEX,
                   AND THE CHASE H & Q COMMUNICATIONS INDEX


OBJECTIVE SYS INTEGRATORS INC
                                           Cumulative Total Return
                               ------------------------------------------------
                               12/1/1995   6/96    6/97    6/98    6/99    6/00
OBJECTIVE SYSTEMS
 INTEGRATORS, INC.               100.00  192.11   45.39   38.82   14.47   56.25
NASDAQ STOCK MARKET (U.S.)       100.00  113.03  137.47  180.99  260.60  384.98
CHASE H & Q COMMUNICATIONS       100.00  110.00  109.94  133.14  250.14  492.50

--------
* $100 Invested on 12/1/95 in stock or index-including reinvestment of dividends. Fiscal year ending June 30, 2000.

   The graph assumes that on December 1, 1995, $100 was invested in each of the Common Stock, The Nasdaq Stock Market--US Index and the Chase H & Q Communications Index. It also assumes that all dividends were reinvested. No dividends have been declared or paid on the Common Stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

   The information under the headings "Executive Compensation" and "Performance Graph" will not be deemed to be "soliciting material" or to be "filed" with the SEC, nor will it be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the 1934 Securities Exchange Act, as amended, except to the extent that we specifically incorporate it by reference.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table has information on the beneficial ownership of the Common Stock as of December 1, 2000, for (a) each person that we know beneficially owns more than 5% of the outstanding shares of the Common Stock,
(b) each director, (c) each Named Executive Officer, and (d) all of the directors and executive officers as a group. Except as otherwise indicated, the address of each of the people in this table is as follows: c/o Objective Systems Integrators, Inc., 101 Parkshore Drive, Folsom, California 95630.

                                                      Common Stock Approximate
               Five Percent Stockholders,             Beneficially Percentage
       Directors, and Certain Executive Officers        Owned**     Owned(1)
       -----------------------------------------      ------------ -----------
   Richard G. Vento(2)...............................  10,180,273     27.31%
   Tom L. Johnson(3).................................   5,427,799     14.56%
   William Bailey(4).................................   4,752,474     12.75%
   Dr. Kornel Terplan(5).............................     399,421      1.07%
   Dan D. Line(6)....................................     363,126         *
   Philip N. Cardman(7)..............................     201,077         *
   George F. Schmitt(8)..............................       1,042         *
   Jeffrey T. Boone(9)...............................     109,021         *
   James K.R. Souders(10)............................      89,538         *
   James T. Olsen(11)................................      60,105         *
   Gary D. Cuccio(12)................................      28,750         *
   All directors and executive officers as a group
    (13 persons)(13).................................  21,811,442     58.51%

--------
  * Less than 1% of the outstanding shares.

 ** Does not take into account options which may become exercisable as a result of acceleration pursuant to Severance Agreements between the Company and the executive officers listed above.

 (1) Shares subject to options held by a person that are currently exercisable or exercisable within 60 days of December 1, 2000, are treated as being outstanding in computing both ownership and percentage ownership for that person, but not in computing the percentage of any other person. Percentage ownership is based on 37,609,227 shares of Common Stock outstanding as of December 1, 2000, together with options held by each person, as described in the footnotes below. Beneficial ownership is determined according to SEC Rule 13d-3, and includes voting and investment power.

 (2) The shares of Common Stock held by Mr. Vento includes (a) 2,500,000 shares held by DTDV L.L.C., (b) 2,500,000 held by DTLV L.L.C., (c) 49,506 shares held by each of Mr. Vento and Mr. Vento's spouse, Lana Vento. (d) 328,789 shares held by Vento L.L.C., and (e) 1,584,157 shares held by each of Gail Vento L.L.C., Nicole Vento L.L.C., and Renee Vento L.L.C.

 (3) The shares of Common Stock held by Mr. Johnson includes 2,549,505 shares held by Mr. Johnson's spouse, Donna Johnson and 328,789 shares held by Johnson L.L.C.

 (4) The shares of Common Stock held by Mr. Bailey is comprised of 2,376,237 shares held by each of Kevin Johnson L.L.C. and Kari Anne Johnson L.L.C., over which Mr. Bailey is deemed to have voting and investment power.

 (5) The shares of Common Stock held by Mr. Terplan includes 37,500 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of December 1, 2000.

 (6) The shares of Common Stock held by Mr. Line includes 363,126 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of December 1, 2000.

 (7) The shares of Common Stock held by Mr. Cardman includes 201,077 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of December 1, 2000.

 (8) The shares of Common Stock held by Mr. Schmitt includes 1,042 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of December 1, 2000.

 (9) The shares of Common Stock held by Mr. Boone includes 109,021 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of December 1, 2000.

(10) Mr. James K.R. Souders resigned from the Company on November 4, 1999.

(11) The shares of Common Stock held by Mr. Olsen includes 60,105 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of December 1, 2000.

(12) The shares of Common Stock held by Mr. Cuccio includes 18,750 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of December 1, 2000.

(13) The shares of Common Stock held by all executive officers and directors as a group includes 924,811 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of December 1, 2000.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Exchange Act requires executive officers and directors, and people who beneficially own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors and greater-than-ten-percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. Based solely on the review of the forms we have received, or written representations from various reporting persons, we believe that all of the executive officers, directors and greater-than-ten-percent stockholders complied with applicable filing requirements in fiscal 2000.

                                                                    SCHEDULE II

November 24, 2000

Board of Directors
Objective Systems Integrators, Inc.
101 Parkshore Drive
Folsom, CA 95630

Gentlemen:

   We understand that Agilent Technologies, Inc., a Delaware corporation ("Parent"), Tahoe Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Objective Systems Integrators, Inc., a Delaware corporation (the "Company") are considering entering into an Agreement and Plan of Merger (the "Merger Agreement") to be dated on or about November 24, 2000, whereby, among other things, Merger Sub shall be merged with and into the Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Merger Agreement provides that Merger Sub shall, as promptly as practicable, commence a tender offer (the "Offer") to acquire all the outstanding shares of common stock, $0.001 par value, of the Company (the "Company Common Stock") for $17.75 per Share, net to the seller in cash (such amount being hereinafter referred to as the "Offer Price"). Concurrently with the execution of the Merger Agreement, three affiliates of the Company are entering into Tender and Voting Agreements substantially in the forms attached as exhibits to the Merger Agreement (the Merger Agreement and the Tender and Voting Agreements being collectively referred to hereafter as the "Transaction Documents").

   The Merger Agreement also provides that, at the effective time of the Merger, each issued and outstanding share of Company Common Stock (other than shares owned by Parent, Merger Sub or any other subsidiary of Parent or shares which are held by stockholders exercising dissenters' rights pursuant to
Section 262 of the Delaware General Corporations Law) will be converted into the right to receive cash in the amount of the Offer Price. The terms and conditions of the Offer and the Merger are set forth in more detail in the Offer to Purchase relating to the Offer and the Merger Agreement.

   You have requested the opinion of Gerard Klauer Mattison & Co., Inc. ("Gerard Klauer"), as of this date, as to the fairness, from a financial point of view, to the holders of Company Common Stock, of the Offer Price to be received by such holders in the Offer and the Merger.

   In arriving at our opinion set forth below, we have reviewed and analyzed, among other things, the following:

     (i) a draft dated November 21, 2000 of the Merger Agreement and drafts of the other Transaction Documents, and have assumed that the final form of the Merger Agreement and the other Transaction Documents will not vary in any regard that is material to our analysis;

     (ii) certain publicly available financial statements and other information of Parent and the Company;

     (iii) certain internal business, operating and financial information, including financial forecasts and projections, furnished to us by the Company;

     (iv) the historical and projected financial results and financial condition of the Company and compared the Company's financial results with those of other companies and businesses that we deemed relevant;

     (v) the reported prices and trading activity of Company Common Stock and compared its performance with those of other publicly traded companies that we deemed relevant; and

     (vi) the financial terms of the Offer and the Merger and compared them with the financial terms, to the extent publicly available, of certain other recent transactions that we deemed relevant.

   In addition, in arriving at our opinion, we have held discussions with the Company's management regarding the business, operations, financial condition and prospects of the Company, as well as other matters we considered relevant to our inquiry.

   We have also conducted other such analyses and performed such other investigations and considered such other matters as we deemed necessary to arrive at our opinion, including our assessment of general economic, market and monetary conditions.

   In our review and analysis and in formulating our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information publicly available or furnished or otherwise communicated to us. With respect to the financial forecasts, projections and other information provided to or otherwise reviewed by us, we assumed that such forecasts, projections and other information were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company's management as to the expected future competitive, operating and financial performance of the Company. We assume no responsibility for and express no view as to such forecasts and projections or the assumptions on which they are based. We have further assumed that the final form of the Merger Agreement will not vary in any regard that is material to our analysis and that the transactions contemplated thereby and the Transaction Documents will be consummated in accordance with their respective terms. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and we have not made a physical inspection of the properties or assets of the Company. We have relied on the Company as to all legal matters.

   Our opinion is necessarily based upon information made available to us and business, market, economic, monetary and other conditions as they exist on, and can be evaluated as of, the date of this letter and does not address the underlying business decision of the Company to affect the transactions contemplated by the Merger Agreement or any other transaction in which the Company might engage. This opinion does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should continue to hold such securities. Furthermore, this letter does not constitute a recommendation by our firm to any stockholders to tender shares of Company Common Stock pursuant to the Offer or to vote in favor of the Merger, and should not be relied upon by any stockholder as such.

   Gerard Klauer has acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. As part of Gerard Klauer's investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, divestitures, restructurings, recapitalizations, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have been engaged to render the financial opinion as expressed herein and we will receive a fee upon the delivery of this opinion. We also, from time to time, may in the future perform certain financial advisory services for the Company for which we may receive a fee. In the ordinary course of business, we may actively trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a short or long position in such securities. The Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

   This opinion has been prepared for the confidential use and benefit of the Board of Directors of the Company in its consideration of the Merger, and supersedes any previously rendered opinion and, except for inclusion of this letter in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Offer or Merger, may not be reproduced, summarized, described or referred to or given to any other person or otherwise made public without our prior written consent.

   Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Offer Price to be received by holders of Company Common Stock in connection with the Offer and the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          GERARD KLAUER MATTISON & CO., INC.

                                                 /s/ Dominic A. Petito
                                          By: _________________________________
                                                     Dominic A. Petito
                                                  Senior Managing Director